UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 18, 2018

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, April 13, 2018.

Messrs.

Comisión Nacional de Valores

Bolsas y Mercados Argentinos S.A.

Bolsa de Comercio de Buenos Aires

(Gerencia Técnica y de Valores Negociables)

Mercado Abierto Electrónico S.A.

Ref.: Material Fact.

Dear Sirs,

I am writing to you in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. (“TGS” or the “Company”), in order to report that on April 13, 2018, the Board of Directors has approved the launching of:

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an offer to purchase, in full or in part, of up to the aggregate principal outstanding amount of US$ 191,588,629 Class 1 Notes (the “Offer to Purchase”) due 2020 issued in January 2014, issued in an original aggregate principal amount of US$ 255,451,506 (the “Class 1 Notes”), under the Company’s Short and Medium Term Global Notes Program (non-Convertible into Shares) for up to US$700,000,000 (or its equivalent in other currencies) (the “Notes Program”). The Offer to Purchase shall be subject, inter alia, to the successful placement of the issue of the notes pursuant to the resolution adopted by the Board of Directors meeting held on March 27, 2018 that approved the issue of notes for up to US$500,000,000 (or its equivalent in other currencies), in one or more classes, under the Notes Program. The Company may repurchase the notes with or without premium for the purpose of supporting the participation of the holders of Class 1 Notes in the Offer to Purchase.

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a redemption of the aggregate remaining Class 1 Notes outstanding for an amount of up to US$191,588,629 (the “Redemption”) issued under the Notes Program, after the Company launches and closes the Offer to Purchase and subject to the successful placement of the issue of the notes pursuant to the resolution adopted by the Board of Directors meeting held on March 27, 2018 that approved the issue of notes for an aggregate amount of up to US$500,000,000 (or its equivalent in other currencies), in one or more classes, under the Notes Program.

Notices of Redemption, which shall specify the date on which Redemption shall take place (the “Redemption Date”) and the price thereof (the “Redemption Price”), shall be given in full compliance with the procedure established in the Price Supplement dated January 10, 2014, published in the Bulletin of the Argentine Stock Exchange (Boletín de la Bolsa de Comercio de Buenos Aires) on January 10, 2014 and its subsequent addenda dated January 13 and 16, 2014, published in the Bulletin of the Buenos Aires Stock Exchange on January 13 and 16, 2014, respectively (the “Price Supplement”) and with Article 11 of the Indenture entered into on February 11, 2014 executed by and among the Company,  Delaware

Trust Company, successor in interest of Law Debenture Trust Company of New York (Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent) and Banco Santander Río S.A. (Registrar, Paying Agent and Transfer Agent), under which Class 1 Notes were issued.

The Redemption Price shall be at least equal to the aggregate outstanding unpaid principal, plus accrued and unpaid interest until the Redemption Date and any applicable additional amounts, pursuant to the terms of the Price Supplement.

For such purposes, pursuant to the authority vested by the Ordinary and Special Shareholders’ Meeting dated April 26, 2017, the Board of Directors delegated upon members thereof the decision of establishing the terms and conditions of the Offer to Purchase and/or Redemption as well as the determination of the timing, implementation, price, mechanism of payment, settlement and determination of the prime and additional amounts thereof, if applicable.

As a foreign private issuer, we are required to file or furnish with the U.S. Securities and Exchange Commission, pursuant to the Securities Exchange Act of 1934, as amended, whatever information, (I) we make or are required to make public pursuant to the laws of the Republic of Argentina, or (ii) we file or are required to file with a stock exchange on which OUR securities are traded and which was made public by that exchange, or (iii) we distribute or are  required to distribute to our security holders. THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT A RECOMMENDATION AND IS NOT AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY. THE TRANSACTIONS APPROVED BY OUR BOARD OF DIRECTORS WILL BE MADE SOLELY PURSUANT TO SEPARATE DOCUMENTATION.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán D. Flores Gómez
	Name:	Hernán Diego Flores Gómez
	Title:	Legal Affairs Vice President

Date: April 18, 2018.